No. 812-_____

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an Exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

In the Matter of

Guinness Atkinson Funds

Guinness Atkinson Asset Management, Inc.

251 South Lake Avenue, Suite 800

Pasadena, CA 91101

Please send all communications and orders to:

James J. Atkinson
Guinness Atkinson Funds
251 South Lake Avenue, Suite 800
Pasadena, CA 91101

with a copy to:

Seward & Kissel LLP
Attn: Alexandra K. Alberstadt
1 Battery Park Plaza, 22nd  Floor

New York, New York 10004

212 574-1217

Page 1 of 23 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on February 27, 2024

I.	INTRODUCTION

Guinness Atkinson Funds (the “Trust”) and Guinness Atkinson Asset Management, Inc. (“GAAM” or the “Adviser,” and together with the Trust, the “Applicants”), hereby submit this application (the “Application”), for an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act. Applicants are requesting relief with respect to existing and future series of the Trust or other series of existing or future open-end management investment companies in the same fund complex that are registered under the Act (each a “Fund” and together, the “Funds”) and managed and advised by the Adviser (or its successors or affiliates).

Applicants request an Order that would permit a Fund to offer a class of exchange-traded shares (each such class, an “ETF Class” and such shares, “ETF Shares”) in addition to classes of shares that are not exchange-traded (each such class, a “Mutual Fund Class” and such shares, “Mutual Fund Shares”).

The Order would provide Funds with two broad categories of relief: 1) the relief necessary to permit standard exchange-traded fund (“ETF”) operations consistent with Rule 6c-11 under the 1940 Act (“ETF Operational Relief”) and 2) the relief necessary to offer an ETF Class (“ETF Class Relief”).

Pursuant to the ETF Operational Relief, the Order would permit (i) ETF Shares of the Funds to be listed on a national securities exchange (“Exchange”), as defined in Rule 6c-11, and traded at market-determined prices, rather than at the ETF Shares’ next-determined net asset value (“NAV”) per share; (ii) ETF Shares to be issued and redeemed in “Creation Units” as defined in Rule 6c-11, except with respect to the Exchange Privilege (as defined and discussed below); (iii) certain affiliated persons of a Fund to purchase Creation Units with (or redeem Creation Units for) “Baskets” as defined in Rule 6c-11; and (iv) certain Funds that include foreign investments in their Baskets to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption. As described below, the ETF Operational Relief would provide the Funds with the same relief as contained in Rule 6c-11, subject to the same conditions contained in Rule 6c-11.

Pursuant to the ETF Class Relief, the Order would permit a Fund to offer an ETF Class and Mutual Fund Classes. This multi-class structure would comply with Rule 18f-3 under the 1940 Act, except for certain ways in which an ETF Class and Mutual Fund Class would have different rights and obligations, as described below.

II.	THE APPLICANTS

A.	The Trust

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Trust is governed by the Board of Trustees, the majority of whom are Independent Trustees. The Trust is organized as a series trust and has multiple series funds, pursuant to registration statements on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”) and the 1940 Act.

Each Fund has or will have its own distinct investment objective, policies and restrictions. Currently, the Trust has eleven separate series, six series are operated as mutual funds and five series are operated as exchange traded funds. Shares of each Fund are offered pursuant to the Fund’s registration statement filed on Form N-1A. The mutual funds are offered as the “Guinness Atkinson Funds” while the exchange traded funds are offered as the “SmartETFs”. The Trust uses separate combined prospectuses for each of the mutual funds and the exchange traded funds.

All of the Funds are actively managed. In general, each Fund holds between 30 and 50 portfolio holdings at any given time, and the Funds are managed for low portfolio turnover. Funds will be chosen to rely on the relief in cases where the Adviser believes, and the Board concurs, that the multi-class structure is in the best interest of the ETF Class and the Mutual Fund Class individually, and in the best interests of the Fund as a whole. Most Fund shareholders are long-term investors. The investor base for the Funds reflects a variety of shareholder types, including retail investors, clients represented by independent financial advisors, broker-dealers, or other intermediaries (“Financial Intermediaries”), and includes retail, retirement and institutional investors.

B.	The Adviser

GAAM is a corporation organized under the laws of Delaware with its principal office located in Pasadena, California and is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other Adviser will be registered with the Commission as an investment adviser under the Advisers Act. The Adviser serves as “investment adviser” to each Fund pursuant to an investment advisory agreement with the Trust that applies to each Fund.

III.	BACKGROUND

In 2000, the Commission granted an exemptive order to The Vanguard Group, Inc. (“Vanguard”) to permit Vanguard to offer certain index-based open-end management investment companies with mutual fund classes and exchange-traded classes.1  In 2003, the Commission amended the original exemptive order to expand the relief to cover additional domestic equity index funds.2  Also in 2003, the Commission granted an exemptive order to permit Vanguard to offer international equity index funds with mutual fund classes and exchange-traded classes.3  Finally, in 2007, the Commission granted an exemptive order to permit Vanguard’s bond index funds to offer mutual fund classes and exchange-traded classes.4  Relying on these four exemptive orders (collectively, the “Vanguard Orders”), Vanguard has become one of the major sponsors of index-based ETFs, with more than $2.3 trillion in assets invested through exchange-traded classes, representing almost 30% of all ETF assets in the United States.5  Vanguard funds with exchange-traded classes also have more than $2.7 trillion in assets invested through their mutual fund classes.6

[1]	Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order). The Commission itself, as opposed to the Commission staff acting under delegated authority, considered the original Vanguard application and determined that the relief was appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. In the process of granting the order, the Commission also considered and denied a hearing request on the original application, as reflected in the final Commission order.
[2]	The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order).
[3]	Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order).
[4]	Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (April 2, 2007) (order).

[5]	Source: Morningstar as of December 31, 2023. As of the date of this Application, only Vanguard has been afforded exemptive relief to offer open-end funds with both mutual fund classes and exchange-traded classes.
[6]	Id.

In 2019, the Commission adopted Rule 6c-11 under the 1940 Act to provide the exemptive relief necessary under the 1940 Act to permit ETF operations.7  However, the Commission determined not to provide the necessary exemptive relief to allow for ETF Classes as part of Rule 6c-11. The Adopting Release explains that ETF Class Relief raises policy considerations that are different from those that the Commission intended to address in Rule 6c-11. The Adopting Release specifically notes that an ETF class that transacts with “Authorized Participants,” as defined in Rule 6c-11, on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio. As a result, certain costs may result from transactions through one class, but all shareholders would generally bear the costs.8

The Commission concluded that ETF Classes should request relief through the exemptive applications process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.9

IV.	IN SUPPORT OF THE APPLICATION

Applicants are filing the Application because they believe that a Fund’s ability to offer both Mutual Fund Shares and ETF Shares could be beneficial to the Fund and to shareholders of each type of class, as discussed below, as compared to offering Mutual Fund Shares and ETF Shares in two separate vehicles. As noted, the investor base for the Funds reflects a variety of shareholder types, including retail investors, clients represented by independent financial advisors, broker-dealers, or other intermediaries, and includes retail, retirement and institutional investors Applicants believe investors continue to demand ETFs to help them meet their financial goals. Applicants are committed to providing investors with the opportunity to invest in a Fund’s strategy through either mutual funds or ETFs.

By offering a single Fund with both Mutual Fund Shares and ETF Shares, investors can access a Fund’s strategy through their desired share class. Investors in both types of shares would benefit from having a single fund with multiple share classes, because the Fund as a whole would be larger, and all shareholders would benefit from operational cost efficiencies and economies of scale associated with larger asset pools. By having flows in and out of a single fund in both cash transactions and in creation unit transactions, the Fund would be able to maximize opportunities for investment portfolio changes while avoiding or minimizing brokerage transaction costs and tax realization effects. In addition, having flows into and out of the fund in cash (for mutual fund shares) and in kind (through creation units) permits the Fund to meet mutual fund redemptions without having to sell portfolio securities to meet cash redemptions, thus avoiding brokage and other transaction costs and tax realization events. Permitting a one-way mutual fund to ETF share exchange would allow existing mutual fund shareholders to maintain continuity of investment while also permitting them to hold the investment in their choice of share type, without incurring an unnecessary tax realization event. Finally, the Fund and all of its shareholders would benefit from the long-term fund performance and track record in the strategy, permitting them to better understand how the fund’s strategy is implemented and has performed over longer market periods.

[7]	Exchange-Traded Funds, Release No. IC-33646 (Sept. 25, 2019) (“Adopting Release”)
[8]	Adopting Release at 122-123.
[9]	Adopting Release at 124.

Applicants believe that the multi-class structure will allow each investor the option to hold interests in a Fund based on the share class characteristics that are most important to that investor. In assessing whether a particular Fund should have both Mutual Fund Classes and an ETF Class, the board of trustees of the Fund (“Board”), including the trustees who are not interested persons of the Fund under Section 2(a)(19) of the 1940 Act (“Independent Trustees”), will be asked to find that the multiple class plan is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole before such a structure is implemented. As required by Rule 18f-3, before any Board vote to approve a multiple class plan that includes an ETF Class, the trustees will request and evaluate, and any agreement relating to the class arrangement will require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.

Each Fund’s operations will be subject to ongoing monitoring, including monitoring by the Adviser of brokerage and other costs associated with portfolio transactions, cash positions, and the tax efficiency of the Fund. If the Adviser identifies material issues in the functioning of the multi-class structure, the Adviser will notify the Board or a designated committee (“Committee”) thereof and present to the Board or Committee for its consideration, recommendations for appropriate remedial measures. The Board or Committee will then decide whether to take any corrective action. Potential actions may include, but are not limited to, refining the process to leverage the scale, efficiency and flexibility of the multi-class structure and manage flows, cash balances and portfolio rebalances with in-kind transactions and efficient rebalancing, modifying the Fund’s investment strategy, and liquidating a class or the Fund. The range of corrective measures may vary depending on the particular facts and circumstances relating to a Fund’s operations. The Board or Committee may consider additional remedial measures if required.

The Fund’s registration statement also will clearly describe the multi-class structure, including the key characteristics of, and any risks associated with, the multi-class structure, such as the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes. Investors therefore will be able to assess whether they wish to invest in the Fund, and through which type of class.

A.	Benefits of an ETF Class for Mutual Fund Class Shareholders

Applicants believe that having an ETF Class would offer the following significant benefits to shareholders in a Fund’s Mutual Fund Classes.

First, in-kind transactions through the ETF Class may contribute to lower portfolio transaction costs and greater tax efficiency. In general, in-kind transactions through the ETF Class in connection with creations and redemptions could allow a Fund to reduce some portfolio transaction costs. This could be particularly true when a Fund uses custom baskets as permitted under Rule 6c-11. For example, on days when there may be limited cash inflows through the Mutual Fund Classes, in-kind transactions through the ETF Class could allow the Fund to modify its portfolio efficiently while keeping cash balances low and without needing to sell and purchase portfolio securities in the market. In-kind redemptions also could serve to limit the realization of capital gains and reduce unrealized capital gains within the portfolio and improve the tax profile of the Fund, which could help shareholders defer capital gains. An improved tax profile could also improve a Fund’s competitive positioning and attract new Fund shareholders.

As described in greater detail below, Applicants also believe that an exchange feature could allow mutual fund shareholders to exchange Mutual Fund Shares for ETF Shares without adverse consequences to the Fund. To the extent that some existing mutual fund shareholders would prefer to hold ETF Shares, the existence of an ETF Class could allow for those shareholders to exchange their shares into the ETF Class of the same Fund rather than redeeming their Mutual Fund Shares and buying shares of another ETF. In so doing, the exchanging shareholder could save on transaction costs and potential tax consequences that may otherwise be incurred in redeeming their existing shares and buying separate ETF Shares, and the Fund (and thus other shareholders) may also save on transaction costs and potential tax consequences that could otherwise arise if the Fund needed to sell portfolio securities (a potential tax realization event) to raise cash to satisfy the redemption of Mutual Fund Shares.

In addition, the ETF Class would represent an additional distribution channel for a Fund that could lead to additional asset growth, which could lead to operational economies and improved economies of scale, which benefits the Fund and all of its shareholders. Generally, more assets under management leads to cost efficiencies. Having higher assets under management and a performance history or track record can be important criteria for a Fund to qualify for distribution platforms maintained by Financial Intermediaries. Any new share class to an existing Fund benefits from pre-existing assets and the performance record of the Fund. The Commission has previously recognized these benefits when considering the adoption of Rule 18f-3.10

Although the Funds are intended for long-term investors, ETF Shares also could allow certain investors to engage in more frequent trading without disrupting the Fund’s portfolio. For example, models that rebalance periodically could trade in and out of the ETF Class on the secondary market. These externalized secondary market transactions would not disrupt the Fund’s investment program, and would help long-term investors avoid the adverse consequences of frequent trading and market timing by a few short-term investors.

B.	Benefits of a Mutual Fund Class for ETF Class Shareholders

Applicants believe that Mutual Fund Classes would offer the following significant benefits to shareholders in a Fund’s ETF Class.

First, investor cash flows through a Mutual Fund Class can be used for efficient portfolio rebalancing. To the extent that cash flows come into a Fund through a Mutual Fund Class, a portfolio manager may be able to deploy that cash strategically to rebalance the portfolio. Under these circumstances, cash flows through a Mutual Fund Class could help facilitate portfolio management to the benefit of all shareholders, including ETF Class shareholders, particularly if there are no creations through the ETF Class on a given day.

Second, cash flows through a Mutual Fund Class may allow for greater Basket flexibility for creations and redemptions through the ETF Class, which could promote arbitrage efficiency and smaller spreads on the trading of ETF Shares in the secondary market. Some Funds may hold a large number of securities with a wide range of portfolio exposures. If cash flows from a Mutual Fund Class can be used strategically by the portfolio manager to obtain exposure to some portfolio positions (e.g., small portfolio positions), the portfolio manager could use a custom Basket to specify different securities for the Baskets used in creations and redemptions of ETF Class Shares by Authorized Participants. As recognized in the Adopting Release, if Baskets contain a smaller number of securities, Authorized Participants may be able to assemble or liquidate such Baskets with lower transaction costs. Reducing the costs of Authorized Participants to create and redeem ETF Shares potentially could result in greater arbitrage efficiency and smaller spreads in connection with the trading of ETF Shares in the secondary market by the Authorized Participants, and could make the Fund more attractive, thus increasing overall fund assets.11

[10]	See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (adopting release) (“Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees (“breakpoints”), and otherwise experience economies of scale, resulting in lower fees and expenses. They also state that multiple classes avoid the need to create “clone” funds, which require duplicative portfolio and fund management expenses. Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.”)

[11]	Adopting Release at 83.

With respect to existing Funds, ETF Classes would permit investors that prefer the ETF structure to gain access to established Funds’ investment strategies. Many Funds have a well-established track record. For those investors who prefer investing in ETFs and are interested in existing Funds, an ETF Class could be an attractive investment opportunity. Assets under management and performance track record also can be important criteria for an ETF to qualify for asset allocation models or for distribution platforms maintained by Financial Intermediaries. An ETF Class of an existing Fund could benefit from pre-existing assets and performance, which could improve the availability of the Fund to investors.

Applicants also believe that the establishment of an ETF Class as part of an existing Fund could lead to cost efficiencies. In terms of Fund expenses, an ETF Class could have initial and ongoing advantages for its shareholders. As an initial matter, Applicants expect that shareholders of an ETF Class of a Fund that already has substantial assets could immediately benefit from economies of scale. These are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.12

Tax-free exchanges of shares from the Mutual Fund Class for shares of the ETF Class also may accelerate the development of an ETF shareholder base. Subsequent secondary market transactions by the ETF Class shareholders could generate greater trading volume, resulting in lower trading spreads and/or premiums or discounts in the market prices of the ETF Shares to the benefit of ETF shareholders.

C.	Adopting Release Concerns about ETF Classes

The Adopting Release indicates that ETF Classes raise certain additional policy considerations. Specifically, the Commission notes that the cash flows associated with other classes could impact a fund’s portfolio, generating costs that shareholders of all classes would share.

With respect to the potential consequences of cash flows, the Commission identifies three categories of costs: 1) brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class inflows and outflows; 2) “cash drag” associated with maintaining minimum cash positions necessary to satisfy mutual fund share class redemptions; and 3) distributable capital gains associated with portfolio transactions. Applicants believe that each of these issues could be considered by the Adviser and the Board in determining whether a particular Fund should offer both Mutual Fund Classes and an ETF Class.

[12]	See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (adopting release) (“Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees (“breakpoints”), and otherwise experience economies of scale, resulting in lower fees and expenses. They also state that multiple classes avoid the need to create “clone” funds, which require duplicative portfolio and fund management expenses. Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.”)

In terms of brokerage and other costs in connection with portfolio transactions, Funds will be chosen where the Adviser believes shareholders of all classes will benefit from the scale, efficiency and flexibility of the multi-class structure, and shareholder flows, cash balances and portfolio rebalances can be managed holistically with in-kind transactions and efficient rebalancing to the mutual benefit of shareholders of all classes, significantly reducing the potential risk to the ETF Class, which will be clearly disclosed.

As described above, cash inflows also may allow a portfolio manager to make specific portfolio adjustments that could be more difficult to achieve strictly using creation unit transactions through a stand-alone ETF. At times, an active ETF may not be able to establish desired portfolio positions purely through in-kind creation and redemption activity, and therefore could incur portfolio transaction costs if it becomes necessary to sell portfolio securities to exit a specific position and establish a different position. Accordingly, the possibility of cash inflows through a Mutual Fund Class and in-kind transactions through an ETF class is a combination that could allow for benefits to all Fund shareholders: in-kind creations and redemptions through the ETF Class could save some portfolio transaction costs, while cash inflows through the Mutual Fund Class could save transaction costs that the active manager might have incurred if otherwise forced to liquidate holdings to reposition the portfolio. Having both cash inflows and in-kind creation unit activity permits the portfolio manager to tailor the investment program from a tax perspective as well.

With respect to the impact of cash holdings on a Fund’s portfolio, Funds will be chosen where the Adviser believes cash balances (if needed) can be efficiently raised and equitized and/or are often part of the portfolio management strategy, and Mutual Fund Class cash flows can be efficiently used to effect rebalances. In addition, most investors in the existing Funds are long-term investors. As a result, Applicants do not expect the Funds that would offer ETF Classes would be required to maintain cash balances at a level that would cause any significant adverse impact on Fund performance.

Finally, the tax management of a Fund portfolio can have many elements. As a general matter, in-kind redemptions through the ETF Class could limit a Fund’s realization of capital gains and reduce the unrealized capital gains for the Fund’s entire portfolio generally, in which case cash redemption activity through the Mutual Fund Class might not generate capital gains on an ongoing basis for any of the classes.13  In addition, a Mutual Fund Class also may have the ability to engage in in-kind redemptions with large shareholders, which could minimize capital gains. The Mutual Fund Class may also provide cash inflows that could reduce the need to liquidate holdings to reposition the portfolio (as described in connection with transaction costs above) and thereby reduce capital gain realization that may otherwise occur on liquidation of holdings.

A portfolio manager also may engage in careful tax management through portfolio transactions and could generate capital losses in connection with some cash redemptions that could offset gains from other portfolio transactions. Such capital losses could be particularly useful in connection with actively managed investment companies like the Funds, where the realization of some capital gains can occur due to portfolio management activity rather than as a result of generating proceeds to pay cash redemptions. Cash redemptions through a Mutual Fund Class therefore could allow for some tax loss harvesting and potentially generate tax offsets for capital gains that in-kind redemptions through an ETF Class would not.

[13]	The custom basket flexibility permitted under Rule 6c-11 has provided demonstrated benefits to shareholders of funds with both Mutual Fund Classes and an ETF Class with certain tax benefits. For example, since adding ETF Classes to many of its mutual funds, Vanguard has been able to use the share class structure, in combination with portfolio management techniques and AP transactions, to provide fund shareholders with significant tax benefits, including the elimination of substantially all capital gains distributions.

In addition to the specific issues that the Commission raised in the Adopting Release relating to cash flows through a Mutual Fund Class, the Commission also noted in the Adopting Release that unlike the ETFs covered by the Rule 6c-11, ETF Classes do not provide daily portfolio transparency.14  Consistent with the requirements of Rule 6c-11, Applicants will publish the ETF share class’s portfolio holdings on a daily basis. Currently, the Funds operated as mutual funds make portfolio holdings information available to shareholders monthly, with a 15-day lag. The Adviser would only use a multi-class structure including both Mutual Fund Shares and ETF Shares in cases where the Adviser believes that displaying the portfolio holdings of a Fund with both Mutual Fund Shares and ETF Shares on a daily basis would not negatively impact the mutual fund shareholders.

The Adviser and the Board will be attentive to the Commission’s concerns in the Adopting Release, and Applicants have proposed conditions to the relief that will require that the Adviser and the Board focus on these issues with the initial approval and on an ongoing basis. Applicants also will include appropriate disclosure in the Fund’s registration statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes. Accordingly, investors will be able to make an informed investment decision when investing in a Fund with Mutual Fund Classes and an ETF Class.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Applicants believe that the requested relief described in this Application meets these standards.

VI.	LEGAL ANALYSIS AND DISCUSSION

A.	ETF Operational Relief

With respect to the ETF Operational Relief, Applicants seek the same exemptive relief as provided by Rule 6c-11, subject to the same conditions contained in Rule 6c-11. Applicants believe that they are technically unable to rely on Rule 6c-11 because “exchange-traded fund” is defined, in part, to mean a registered open-end management investment company “whose shares are listed on an Exchange and traded at market-determined prices.” To the extent that this definition suggests that all of the investment company’s shares must be listed on an Exchange, a Fund with Mutual Fund Shares in addition to ETF Shares would not meet this definition.

[14]	Adopting Release at footnote 433.

In addition, the Funds may offer an “Exchange Privilege” that would permit shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares. The Exchange Privilege will conform with Section 11(a) of the 1940 Act. In particular, any exchange would occur at the relative net asset values of the respective securities. To the extent a Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the 1940 Act. ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market. The issuance of ETF Shares in connection with the Exchange Privilege will comply with the Securities Act. Because the definition of “exchange-traded fund” in Rule 6c-11 requires that the ETF “issues (and redeems) creation units to (and from) authorized participants in exchange for a basket and a cash balancing amount if any,” a Fund that permits a shareholder of Mutual Fund Shares to acquire individual ETF Shares directly from the Fund through the Exchange Privilege may not satisfy this definition.

Although Applicants otherwise would comply with Rule 6c-11 as required by condition 1 below, because the Funds cannot rely on Rule 6c-11, Applicants request the ETF Operational Relief described below.

1.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent.

Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act are met. Rule 6c-11(b)(1) resolves this issue for exchange-traded funds relying on Rule 6c-11 by specifically providing that an exchange-traded fund share is considered a redeemable security within the meaning of Section 2(a)(32). Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11, Applicants request an Order under Section 6(c) granting an exemption from Sections 2(a)(32) and 5(a)(1) to permit a Fund to register or maintain its registration as an open-end management investment company and redeem ETF Shares in Creation Units only, except with regard to the Exchange Privilege.

2.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.

Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV), Rule 6c-11 provides exemptions from these provisions. As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-determined prices, would be the same as for ETFs relying on Rule 6c-11. Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11.

3.	Section 22(e) of the 1940 Act

Section 22(e) generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption.

Rule 6c-11 provides an exemption from Section 22(e) to permit an ETF to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants, or the combination thereof, prevents timely delivery of the foreign investment included in the ETF’s Basket. Pursuant to Section 6(c), Applicants seek the same relief for an ETF Class, subject to the requirements of Rule 6c-11.

4.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act

Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company.

Rule 6c-11 provides an exemption from these provisions to permit purchases and redemptions of Creation Units through Basket transactions between exchange-traded funds and certain types of affiliated persons as described in Rule 6c-11. Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to permit the Funds to engage in the same types of Basket transactions through the ETF Class, subject to the requirements of Rule 6c-11.

B.	ETF Class Relief

In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11, Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the 1940 Act in order for the Funds to offer ETF Classes.

1.	Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act

Section 18(f)(1) of the 1940 Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends,” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

Section 18(f)(1) was enacted to protect investors from abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.15  In proposing Rule 18f-3, the Commission addressed concerns that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.

[15]	See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 265-75, 1025-37 (1940)).

In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with the requirements of the rule.16  Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Classes and the ETF Class will have the same rights and obligations.17

There are six identified ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares will be redeemable only in Creation Units. Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not, thus the benefits of an ETF (trading any time during market hours with advanced trading features, such as limit and stop loss orders) will only be available to the ETF Shares. Third, any Exchange Privilege will be limited to the Mutual Fund Class (i.e., only Mutual Fund Shares may be exchanged into ETF Shares; ETF Shares may not be exchanged into Mutual Fund Shares). Fourth, dividends on Mutual Fund Shares may be automatically reinvested into additional Mutual Fund Shares issued by a Fund at its NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. Fifth, although all share classes of a Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be the ex-dividend date, whereas due to current Exchange requirements, the declaration date for ETF Shares would generally be one business day before the ex-dividend date (although it is possible that changes to Exchange requirements could alter this approach for ETF Shares and possibly result in no difference between ETF Shares and Mutual Fund Shares in this regard). Sixth, while all share classes of a Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), dividends on the Mutual Fund Shares are expected to be paid by the business day after ex-dividend date, whereas the payment date for ETF Shares is expected to be several days after the ex-dividend date.

2.	Addressing Policy Concerns under Section 18 and Rule 18f-3

Applicants do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed – i.e., excessive leverage, conflicts of interest, and investor confusion.

(a)	Leverage

The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

[16]	See supra footnote 14.
[17]	Applicants expect there will not be variations in the investment advisory fee paid by each class, although, as traditional in the ETF industry, the ETF Share class will bear a single unitary fee.

(b)	Conflicts of Interest

While having more than one class of shares creates the potential for conflicts of interest between the classes, Applicants do not believe that the potential conflicts that could arise with respect to an ETF Class are any different from those that could arise in any multi-class arrangement. Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and requiring the use of specified formulas for allocating income, gains and losses, and appreciation and depreciation. Under this framework, multi-class funds have successfully addressed conflicts of interest between classes and have become one of the prevalent types of registered investment companies in the asset management industry. The Funds will comply with these voting and allocation provisions. Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when classes have different redemption and trading rights, different timing of dividend declaration and payment dates, differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.

(i) Potential conflicts of interest resulting from different classes declaring dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay dividends, the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Applicants expect that the difference in the dates on which dividends of Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that they do not expect that there will be an economic impact on a particular share class as a result of this difference in dividend declaration dates.

(ii) Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay dividends, dividends on Mutual Fund Shares are expected to be paid by the business day after the ex-dividend date and can be automatically and immediately reinvested in additional Mutual Fund Shares at the NAV on the ex-dividend date, while the payment date for ETF Shares is expected to be several days after the ex-dividend date and ETF Class shareholders will not be able to reinvest their dividends until several days after the ex-dividend date. The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be out of the market for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the ETF Class shareholders are out of the market with respect to the amount of the dividend, those ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of that dividend (because it is not yet reinvested). Applicants do not believe that this economic difference will be significant.

Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules results in a conflict between the share classes nor is inconsistent with the purposes underlying Section 18 of the 1940 Act for the following reasons:

●	As noted above, Applicants do not believe the potential performance difference will be significant.

●	Applicants do not believe that the potential performance difference will consistently favor one class over the other. Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.

●	Section 18 does not guarantee equality of performance among different classes of the same Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class. Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.

●	The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other desirable features of the instrument, such as intra-day trading.

●	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.

(iii)	Potential inequitable voting power.

As noted, Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . .. shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Fund have voting rights based on the number of shares owned, and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class Shareholder in the days immediately following an ex-dividend date.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Funds will have equal voting rights in that each share will be entitled to one vote per each dollar of net asset value (number of shares owned multiplied by the net asset value per share) and a fractional vote per each fractional dollar amount. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing. Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would be affected.

(iv)	Cross-Subsidization.

As discussed above in section IV.C. of the Application, the Commission recently has expressed concern in the context of the Adopting Release that the cash flows associated with Mutual Fund Classes could impact a Fund’s portfolio, generating costs that shareholders of all classes, including the ETF Class, would share. This potential for “cross-subsidization” between the classes might be viewed as a potential conflict between the classes. However, Applicants note as an initial matter that an inherent part of the open-end fund structure is the fact that some investors in the open-end fund will transact with the fund more frequently than others and in different amounts, which may generate transaction costs and tax realization events that are experienced by all shareholders, including non-transacting shareholders. In this regard, the creation of an ETF Class could permit shareholders that wish to purchase and sell shares on a more frequent basis to do so through secondary market trading of ETF Shares rather than through purchases and redemptions of Mutual Fund Shares. Because these secondary market transactions would not impact the portfolio of a Fund, the existence of the ETF Class could reduce transaction costs and adverse tax consequences for the Fund as a general matter, a benefit that would be shared by all Fund shareholders.18

[18]	Adding an ETF Share Class to an existing Fund would also externalize costs and impacts associated with investment flows from authorized participant transactions.

Applicants also note that sharing portfolio transaction costs and tax realizations at the portfolio level is a characteristic of all multi-class funds that operate under Rule 18f-3. For example, even though different classes may be offered to different types of investors that may have different levels of transaction activity or different transaction sizes (e.g., institutional investors, retail investors), Rule 18f-3 does not seek to isolate the portfolio transaction costs or any tax realization events caused by cash inflows and outflows to the specific class “responsible” for that transaction activity. Instead of seeking to allocate such costs, Rule 18f-3 requires that the Board, including a majority of the Independent Trustees, determine that the multi-class plan for the Fund is in the best interests of each class individually and of the Fund as a whole. Thus, Rule 18f-3 recognizes that the overall benefits to a Fund and its share classes of a mutualized structure outweigh potential conflicts among the classes from time to time. Those potential conflicts are manageable and disclosed to investors in advance of their investment decisions. As with all funds that have adopted a multi-class plan, the Board will monitor allocations under the plan and can guard against cross-subsidization.

Applicants generally propose to take the same approach with respect to a Fund that would offer a Mutual Fund Class (or Mutual Fund Classes) and an ETF Class. However, in light of the Commission’s concerns, Applicants propose several conditions to the requested relief that will help ensure that the Adviser and the Board, including the Independent Trustees, are keenly focused on these issues as an initial and ongoing matter. As noted above, based on the characteristics of certain Funds and the Adviser’s historical investment approach, Applicants believe that shareholders of both Mutual Fund Classes and an ETF Class of certain Funds would benefit from the multi-class structure. As addressed in the next section, Applicants also will take steps to inform and educate investors regarding the characteristics of the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

(c)	Investor Confusion

While Applicants believe the potential for investor confusion is very limited, Applicants intend to take the steps described below, which Applicants believe will minimize or eliminate any potential for investor confusion. Applicants note that ETFs have been in existence for more than twenty-five years, and some ETFs are consistently among the highest volume securities on the Exchange on which they trade. Applicants believe that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares, regardless of whether the ETF shares are issued by stand-alone ETFs or through ETF share classes. As the Commission noted in the Adopting Release, “ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds,” and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.19 Further, even though Rule 6c-11 does not include exemptive relief to permit ETF Classes, the Commission did consider the disclosure requirements that apply to ETF Classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF Classes.20  Applicants also believe that it is extremely unlikely that any investor acquiring ETF Shares through the Exchange Privilege, if available, will do so without understanding the differences between the classes, since an investor would make an exchange only if the investor wanted to own shares with different characteristics.

[19]	Adopting Release at 116.
[20]	Adopting Release at 124.

Applicants will take numerous steps to ensure that investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.

●	Different products, different names. The Adviser will use its ETF brand name (“SmartETFs”) in connection with the ETF Shares and its mutual fund brand name (“Guinness Atkinson Funds”) in connection with the Mutual Fund Shares. All references to the ETF Shares will use a generic term such as “ETF” in connection with such shares, indicating that the shares are exchange-traded, rather than the Fund name.

●	Separate prospectuses. There will be separate prospectuses for a Fund’s ETF Shares and Mutual Fund Shares.

●	Prominent disclosure in the ETF Shares Prospectus. The cover and summary section of a Fund’s ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.

●	Disclosure about the Exchange Privilege in the Mutual Fund Shares Prospectus. To the extent Mutual Fund Shares may be converted into ETF Shares as part of an Exchange Privilege, a Fund’s Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and the Exchange Privilege.

●	No reference to ETF Shares as a mutual fund investment. The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Fund, but will not make reference to a “mutual fund” except to compare or contrast the ETF Shares with Mutual Fund Shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

●	Disclosure regarding dividends. The prospectus for each Fund’s ETF Shares will disclose, to the extent applicable, that reinvestment of dividends (if elected) may not occur until several days after the ex-dividend date.

●	Educational material. The Adviser will provide plain English disclosure on the Funds’ website about ETF Shares and how they differ from Mutual Fund Shares.

Applicants believe that the efforts outlined above will ensure that interested investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.

C.	Precedent

As noted above, the Commission has granted the requested relief on four previous occasions, as reflected in the Vanguard Orders.21  Although Applicants seek the same relief, Applicants have proposed different conditions to the relief that reflect the adoption of Rule 6c-11 and that address the concerns expressed by the Commission in the Adopting Release relating to ETF Class Relief. Applicants believe that the Adviser and the Board will be well-positioned to determine whether it is appropriate for a given Fund to offer both Mutual Fund Classes and an ETF Class. In addition, a new condition will require the Applicants to provide the information necessary for shareholders to fully inform themselves of the characteristics of a Fund’s multi-class structure.

[21]	See supra footnotes 3-6.

VII. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following Conditions:

1.          A Fund will operate an ETF Class as an “exchange-traded fund” in compliance with the requirements of Rule 6c-11 under the 1940 Act, except that a Fund will list only one class of its shares on an Exchange and also may offer an Exchange Privilege.

2.          A Fund will comply with Rule 18f-3 under the 1940 Act, except to the extent that the ETF Class and Mutual Fund Class have different rights and obligations as described in the Application. As required by Rule 18f-3, before the first issuance of ETF Shares, and before any material amendment of a written plan under Rule 18f-3 to include an ETF Class, a majority of the trustees of a Fund, and a majority of the Independent Trustees, shall find that the plan is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole. As required by Rule 18f-3, before any vote on a plan including an ETF Class, the trustees shall request and evaluate, and any agreement relating to the class arrangement shall require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.

3.           Each Fund that issues an ETF Class will include appropriate disclosure in its registration statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

4.          To assist in the initial Board consideration of the addition of an ETF Class to a Fund, the Adviser shall prepare a written memorandum for the Board evaluating the appropriateness of the ETF Class in light of the specific circumstances of the Fund and the investment strategy of the Fund. The Adviser shall provide information that the Board of the Fund deems relevant to the Board’s consideration of the ETF Class on an initial and ongoing basis, which may include historical data regarding cash flows, portfolio turnover, brokerage and other portfolio transaction expenses, the impact on portfolio performance resulting from cash balances maintained to satisfy cash redemptions, and tax information including unrealized and realized capital gain positions.

5.          Periodically, the Board will evaluate the class structure of the Fund. To inform this evaluation, the Board will receive a report from the Adviser that provides information that the Board deems necessary to assist its evaluation, which may include, among other information, data regarding brokerage, operational costs, and other costs associated with portfolio transactions, cash holdings, or tax consequences for the Fund, as well as data concerning inflows and outflows on a per class basis. The Board will consider whether the report suggests that conflicts of interest between the classes require additional Board attention.

VIII. PROCEDURAL MATTERS

This Application is filed pursuant to Rule 0-2 under the 1940 Act. In accordance with Rule 0-2(c), Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Trust authorizing the filing of this Application are included as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that the address of Guinness Atkinson Asset Management, Inc. is 251 South Lake Avenue, Suite 800, Pasadena, California, 91101 that the address of Guinness Atkinson Funds is 251 South Lake Avenue, Suite 800, Pasadena, California, 91101, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

IX. CONCLUSION

For the reasons stated above, Applicants respectfully request that the Commission issue an Order under Sections 6(c) and 17(b) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. In addition, Applicants submit that the terms of the proposed transactions are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act.

Applicants have caused this Application to be duly signed on their behalf on February 27, 2024.

[signature page follows]

SIGNATURES

GUINNESS ATKINSON ASSET MANAGEMENT, INC. By: /s/ James J. Atkinson Name: James J. Atkinson Title: Chief Executive Officer Dated as of February 27, 2024	GUINNESS ATKINSON FUNDS By: /s/ James J. Atkinson Name: James J. Atkinson Title: President Dated as of February 27, 2024

EXHIBIT A – CERTIFICATIONS

Guinness Atkinson Funds

The undersigned hereby certifies that he is the duly elected President of the Guinness Atkinson Funds (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “ Exemptive Application”), all actions necessary to authorize the execution and filing of the Application under the Agreement and Declaration of Trust and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust on February 21, 2024 in accordance with the By-laws of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

WHEREAS, the Trustees have reviewed the Company’s Exemptive Application, a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) providing exemptions from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, permitting the Trust to operate one or more Funds having both mutual fund and ETF shares in a single Fund; and

WHEREAS, the Trustees deem it advisable and in the best interest of the Trust and its Funds that the Trust file the Exemptive Application; and

WHEREAS, the Trustees have determined that it is advisable and in the best interest of the Trust and its Funds for the Trust to file the Exemptive Application jointly with the Adviser in its capacity as investment adviser;

NOW, THEREFORE, BE IT RESOLVED, by the Board of Trustees, including all of the Independent Trustees, that the filing with the SEC by the officers of the Trust, in the name and on behalf of the Trust, and jointly with the Adviser, of the Exemptive Application is approved; and

FURTHER RESOLVED, that the authorized officers of the Trust (collectively, the “Authorized Officers” and each, an “Authorized Officer”), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application, including in response to comments from the SEC staff, counsel or the officers of the Trust, and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Trust in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Trust; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Guinness Atkinson Funds

By:	/s/ James J. Atkinson
Name:	James J. Atkinson
Title:	President
Dated as of: February 27, 2024

 Authorization

Guinness Atkinson Asset Management, Inc.

The undersigned hereby certifies that he is the Chief Executive Officer of Guinness Atkinson Asset Management, Inc.; that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application have been taken and that as Chief Executive Officer of Guinness Atkinson Asset Management, Inc., he is authorized to execute and file the Application on behalf of Guinness Atkinson Asset Management, Inc.

Guinness Atkinson Asset Management, Inc.

By:	/s/ James J. Atkinson
Name:	James J. Atkinson
Title:	Chief Executive Officer
Dated as of February 27, 2024

VERIFICATIONS

The undersigned states that (i) he has duly executed the attached Application for and on behalf of Guinness Atkinson Asset Management, Inc. (ii) that he is the CEO thereof; and (iii) all action by officers, directors, and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

Guinness Atkinson Asset Management, Inc.

By:	/s/ James J. Atkinson
James J. Atkinson
Chief Executive Officer
Dated as of: February 27, 2024

The undersigned states that (i) he has duly executed the attached Application for and on behalf of Guinness Atkinson Funds; (ii) that he is President thereof; and (iii) he is authorized to execute and file such instrument. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

Guinness Atkinson Funds

By:	/s/ James J. Atkinson
James J. Atkinson
President
Dated as of: February 27, 2024